Exhibit 3(i)(a)

Ross Miller Secretary of State 202 North Carson Street, Suite 1 Carson City, Nevada 89701-4299 (775) 684 5708 Website: secretaryofstate.biz
Certificate of Amendment (PURSUANT TO NRS 78.385 and 78.390)
Use Black Ink Only – DO NOT HIGHLIGHT	ABOVE SPACE IS FOR OFFICE USE ONLY
Certificate of Amendment to Articles of Incorporation For Nevada Profit Corporations (Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)
1. Name of corporation:
TYPHOON TOUCH TECHNOLOGIES, INC.
2. The articles have been amended as follows (provide article numbers, if available):

Effective as of July 7,2008 (the "Effective Date" ), all issued and outstanding shares of common stock of the Corporation automatically shall be subdivided at the rate of one hundred-for-one (the "Forward Split" ) without the necessity of any further action on the part of the holders thereof or the Corporation, provided, however, that the Corporation shall, through its transfer agent, exchange certificates representing Common Stock outstanding immediately prior to the Effective Date of the Forward Split (the "Existing Common" ) into new certificates representing the appropriate number of shares of Common Stock resulting from the subdivision ( "New Common" ).

From and after the Effective Date, the term "New Common" as used in this Third Article shall mean common stock as provided in the Certificate of Incorporation.

The authorized share capital of the Corporation remains:

3. SHARES:  The number of shares the corporation is authorized to issue is an aggregate total of 950,000,000 shares with a par value of $0.001 per share divided into:

a.                   900,000,000 shares of Common Stock with a par value of $0.001 per share; and

b.                     50,000,000 shares of Preferred Stock with a par value of $0.001 per share.

And

ARTICLE IV
SHARES OF STOCK

Section 4.01 Number and Class. The amount of the total authorized capital stock of this corporation is:

a.     900,000,000 shares of common stock with a par value of $0.001 per share; and
b.       50,000,000 shares of preferred stock with a par value of $0.001 per share.

The Common Stock and Preferred Stock may be issued from time to time without action by the stockholders. The Common Stock and Preferred Stock may be issued for such consideration as may be fixed from time to time by the Board of Directors.

The Board of Directors may issue such shares of Preferred Stock in one of more series, with such voting powers, designations, preferences and rights or qualifications, limitations or restrictions thereof as shall be stated in the resolution or resolutions adopted by them.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the * articles of incorporation have voted in favor of the amendment is:

85.21%

4. Effective date of filing (optional):	07/07/08
5. Officer Signature (required):	/s/ James G. Shepard_____________ James G. Shepard, President and C.E.O.

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless of limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit the proper fees may cause this filing to be rejected.
This form must be accompanied by appropriate fees.	Nevada Secretary of State AM 78.385 Amend 2007 Revised on: 01/01/07